October 31, 2008


Chief, Office of Information and Technology
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549


RE:      Global Aircraft Solutions, Inc.; CIK 0000854171
         Post Effective Amendment No. 8 Filing
         Accession No. 0001000096-08-000339


To Whom It May Concern:

Pursuant to phone instructions received upon telephoning 202-551-3600 and the instructions set forth on the SEC Website Division of Corporation Finance Guidance for EDGAR Filers, this correspondence is submitted as a formal request by Global Aircraft Solutions, Inc. ("Global") to delete the above referenced duplicate filing which erroneously appeared on the SEC Website on October 23, 2008. The facts surrounding this duplicate filing are set forth below.

On October 23, 2008, Global filed Post Effective Amendment No. 8 ("PEA 8") via EDGAR. Prior to submitting the actual filing, Global's EDGAR filer, Mitchell Financial Services, routinely submitted a test filing and thereafter submitted the actual PEA 8 filing. Unfortunately, the test filing of PEA 8 bearing Accession No. 0001000096-08-000339 was accepted as the actual filing and now both the test filing PEA 8 and the actual PEA 8 filing (Accession No. 0001000096-08-000340) appear on the SEC Website. In order to correct this error, Global respectfully requests that PEA Accession No. 001000096-08-000339 (which was intended as the test filing) be deleted.

If you have any further questions, or need additional information, please do not hesitate to contact me at 520-547-8631


Sincerely,

/s/ Gordon D. Hamilton

Gordon D. Hamilton
Chief Executive Officer